Filed pursuant to Rule 433

Registration No. 333-176311

August 16, 2011

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated August 15, 2011, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

FLIR SYSTEMS, INC.

Final Term Sheet

August 16, 2011

Issuer:	FLIR Systems, Inc.

Title of Securities:	3.750% Notes due 2016

Principal Amount:	$250,000,000

Maturity:	September 1, 2016

Coupon (Interest Rate):	3.750% per year

Yield to Maturity:	3.750%

Benchmark Treasury:	1.500% due July 31, 2016

Spread to Benchmark Treasury:	T + 281.3

Benchmark Treasury Price and Yield:	102-23; 0.937%

Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2012

Record Dates:	February 15 and August 15 of each year

Redemption Provision:	The issuer may redeem the notes at its option, at any time in whole or from time to time in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any interest accrued as of the date of redemption) from the date of redemption through the stated maturity of the notes being redeemed, in each case discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate (as defined in the prospectus supplement) plus 45 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Price to Public:	99.999%, plus accrued interest, if any

Trade Date:	August 16, 2011

Settlement Date:	August 19, 2011

Ratings:	Baa3 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services

CUSIP/ISIN:	302445AC5 / US302445AC58

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. HSBC Securities (USA) Inc.

U.S. Bancorp Investments, Inc. is an affiliate of the trustee under the indenture governing the notes

The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the documents if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com or by calling Barclays Capital Inc. at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com.

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